news release

Zi launches new advanced Chinese text messaging input system

New eZiText to be unveiled next week at CommunicAsia in Singapore

CALGARY, AB, June 14, 2006 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced the launch its most advanced predictive text solution for China to date - with complete phrase-level input for phonetic and stroke modes, new levels of error toleration and with Cangjie input for mobile device users in Hong Kong and Taiwan.

This new version of Zi's flagship predictive text input solution is the only one in the world with run-on phase-level input for mobile devices - allowing users to type a phrase through Stroke, Pinyin or Zhuyin mode, even if a match could not be found. This feature is particularly in demand for the input of Chinese phrases using a keyboard.

"We are proud of our heritage and innovative position in the Chinese market and today's announcement demonstrates that our commitment is ongoing and total," said Milos Djokovic, President and Chief Executive Officer of Zi Corporation.

"As China's mobile users continue to demand the very best capability in their SMS ease of delivery they can be assured that any handset with 'Zi inside' will be equipped with the latest language expertise."

eZiText is currently available in 54 language databases, Zi's eZiText predictive text software simplifies the mobile subscriber's text messaging experience and drives increased adoption of an operator's text messaging and data-centric services.

Original equipment and design manufacturers from Asia that have licensed Zi's predictive text solutions include Bluewinc Co., Ltd., Pos & Tech Inc., Sungil Telecom Co., Ltd., and Codial Tech Co. Limited, all located in Korea, and Hong Kong-based Advanced Wireless Group Limited.

Zi Corporation will be demonstrating its new version of eZiText Chinese at CommunicAsia 2006. To arrange a brief introduction with Zi's senior personnel at the event please contact Bethany Caldwell or Brian Dolby at +44(0)1159486901 or at bethany@gbcspr.com or brian@gbcspr.com.

About eZiText

Zi's user-friendly text input system enables consumer electronic manufacturers and telecom carriers to provide end users with richer, more personalized text input experiences. eZiText provides faster and more efficient text entry through truly predictive one-touch entry and word completion, coupled with the ability to learn from a person's usage patterns and new vocabulary.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiText® for one-touch predictive text entry; eZiTap™ for intelligent multi-tap entry; eZiType™ for keyboard prediction with auto-correction; Decuma® for predictive pen-input handwriting recognition; and the Qix service discovery engine to enhance the user experience and drive service usage and adoption. Zi's product portfolio dramatically improves the usability of mobile phones, PDAs, gaming devices and set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, Decuma, Qix, eZiTap, eZiText and eZiType are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

GBCS PR (European media)
Brian Dolby or Bethany Caldwell
brian@gbcspr.com / bethany@gbcspr.com
+44 (0) 115 948 6901

Schwartz Communications (North American media)
Keith Giannini
zicorp@schwartz-pr.com
(781) 684-0770

Allen & Caron Inc. (investor relations)
Jill Bertotti
jill@allencaron.com
(949) 474-4300